LIMITED LIABILITY COMPANY OPERATING AGREEMENT

Vestigo Adventures, LLC

A Member Managed Limited Liability Company

AMENDED AND RESTATED **OPERATING AGREEMENT**

THIS OPERATING AGREEMENT is made and entered into effective 02 / 17 / 2016 , by Marshall Mosher, Jordan Burke, and Daniel McBrayer (referred to in this agreement as the "Members").

SECTION 1
THE LIMITED LIABILITY COMPANY

1.1 *Formation.* Effective Feburary 12, 2015, the Members formed a limited liability company under the name Vestigo Adventures, LLC (the "Company") on the terms and conditions in this Operating Agreement (the "Agreement") and pursuant to the Limited Liability Company Act of the State of Georgia (the "Act"). The Members agree to file with the appropriate agency within the State of Georgia charged with processing and maintaining such records all documentation required for the formation and maintenance of good standing of the Company. The rights and obligations of the parties are as provided in the Act except as otherwise expressly provided in this Agreement.

1.2 *Amendment.* This Agreement was revised and amended by unanimous consent of the Members on _____ 02 / 17 / 2016 _____ to reflect the addition of a new Member, Jordan Burke.

1.3 *Name.* The business of the Company will be conducted under the name Vestigo Adventures, LLC, or such other name upon which the Members may unanimously may agree.

1.4 *Purpose.* The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed within the State of Georgia.

1.5 *Office.* The Company will maintain its principal business office within the State of Georgia at the following address: 345 West Hancock Avenue, Suite 300, Athens, Georgia 30601.

1.6 *Registered Agent.* Daniel McBrayer is the Company's initial registered agent in the State of Georgia, and the registered office is: Daniel McBrayer, 345 West Hancock Avenue, Suite 300, Athens, Georgia 30601.

1.7 *Term.* The term of the Company commenced on February 12, 2015, and shall continue perpetually unless sooner terminated as provided in this Agreement.

1.8 *Names and Addresses of Members*. The Members' names and addresses are attached as Schedule 1 to this Agreement.

1.9 *Admission of Additional Members*. Except as otherwise expressly provided in this Agreement, no additional members may be admitted to the Company through issuance by the company of a new interest in the Company without the prior unanimous written consent of the Members.

SECTION 2
CAPITAL CONTRIBUTIONS

2.1 *Initial Contributions*. The Members initially shall contribute to the Company capital as described in Schedule 2 attached to this Agreement.

2.2 *Additional Contributions*. No Member shall be obligated to make any additional contribution to the Company's capital without the prior unanimous written consent of the Members.

2.3 *No Interest on Capital Contributions*. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.

SECTION 3
ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

3.1 *Profits/Losses*. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative ownership interest in the Company as set forth in Schedule 2 as amended from time to time in accordance with U.S. Department of the Treasury Regulation 1.704-1.

3.2 *Distributions*. The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Members. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

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3.3 *No Right to Demand Return of Capital.* No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

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SECTION 4
INDEMNIFICATION

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The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnity contained in this Section 4 shall not apply in the case of any particular indemnitee to any claim, loss, or liability which is the result of the gross negligence, recklessness, willful misconduct, bad faith, and/or act of fraud of such indemnitee.

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SECTION 5
POWERS AND DUTIES OF MANAGERS

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5.1 *Management of Company.*

5.1.1 The Members, within the authority granted by the Act and the terms of this Agreement shall have the complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.

5.1.2 Except as otherwise provided in this Agreement, voting among Members shall be conducted according to the number of ownership units in the Company that each Member holds, such that the vote of Members holding a majority of the ownership units in the Company shall control.

5.2 *Enterprise-Level Matters.* Certain Enterprise-Level Matters shall require the unanimous consent of the initial Members of the Company, Marshall Mosher and Daniel McBrayer (the "Initial Members"). The complete and exclusive list of Enterprise-Level Matters is contained in Schedule 3 of this Agreement.

5.3 *Routine Matters.* Any matter not contained in the Schedule 3 list of Enterprise-Level Matters is a Routine Matter. All Routine Matters shall be governed by the vote of all Members of the Company.

5.3.1 Members holding a majority of the ownership units of the Company may delegate certain duties, responsibilities, and/or authorities related to Routine Matters to particular Members,

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employees, independent contractors, agents, or others however they see fit, unless such duties, responsibilities, and/or authorities are expressly provided for otherwise in this Agreement.

5.4 *Decisions by Members*. Whenever in this Agreement reference is made to the decision, consent, approval, judgment, or action of the Members, unless otherwise expressly provided in this Agreement, such decision, consent, approval, judgment, or action shall mean the Members holding a majority of the ownership units of the Company.

5.5 *Withdrawal by a Member*. A Member has no power to withdraw from the Company, except as otherwise provided in Section 9.

SECTION 6
OWNERSHIP INTERESTS

6.1 *Vesting and Right of Repurchase.* Ownership interests, including ownership units, in the Company may be subject to vesting schedules and/or a right of repurchase, as determined by the Members. Where the Members determine that an ownership interest shall be subject to vesting and/or a right of repurchase, such terms shall be stated and agreed upon in a Unit Restriction Agreement, or comparable agreement, between the Company and the holder of the interest.

SECTION 7
SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

7.1 *Organization Expenses*. All expenses incurred in connection with organization of the Company will be paid by the Company.

7.2 *Salary*. No salary will be paid to a Member for the performance of his or her duties under this Agreement unless the salary has been approved in writing by the Members.

7.3 *Legal and Accounting Services*. The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

SECTION 8
BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS,
FISCAL YEAR, BANKING

8.1 *Method of Accounting*. The Company will use the cash accounting method for financial reporting and tax purposes.

8.2 *Fiscal Year; Taxable Year*. The fiscal year and the taxable year of the Company is the calendar year.

8.3 *Capital Accounts*. The Company will maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

8.4 *Banking*. All funds of the Company will be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company as determined by a majority of the Members. Company funds will be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

SECTION 9
TRANSFER OF MEMBERSHIP INTEREST

9.1 *Sale or Encumbrance Prohibited*. Except as otherwise permitted in this Agreement, no Member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") an interest in the Company without the prior written consent of the other nontransferring Members holding a majority of the nontransferring ownership units.

9.2 *Right of First Refusal*. Notwithstanding Section 9.1, a Member may transfer all or any part of the Member's interest in the Company (the "Interest") as follows:

9.2.1 The Member desiring to transfer his or her Interest first must provide written notice (the "Notice") to the other Members, specifying the price and terms on which the Member is prepared to sell the Interest (the "Offer").

9.2.2 For a period of 30 days after receipt of the Notice, the Members may acquire all, but not less than all, of the Interest at the price and under the terms specified in the Offer. If the other Members desiring to acquire the Interest cannot agree among themselves on the allocation of the Interest among them, the allocation will be proportional to the Ownership Interests of those Members desiring to acquire the Interest.

9.2.3 Closing of the sale of the Interest will occur as stated in the Offer; provided, however, that the closing will not be less than 45 days, nor more than 180 days, after expiration of the 30 day notice period.

9.2.4 If the other Members fail or refuse to notify the transferring Member of their desire to acquire all of the Interest proposed to be transferred within the 30 day period following receipt of the Notice, then the Members will be deemed to have waived their right to acquire the Interest on the terms described in the Offer, and the transferring Member may sell and convey the Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in Section 9.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Member must reoffer the sale of the Interest to the remaining Members at that other price or other terms;

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provided, further, that if the sale to a third person is not closed within six months after the expiration of the 30 day period described above, then the provisions of Section 9.2 will again apply to the Interest proposed to be sold or conveyed.

9.2.5 Notwithstanding the foregoing provisions of Section 9.2, should the sole remaining Member be entitled to and elect to acquire all the Interests of the other Members of the Company in accordance with the provisions of Section 9.2, the acquiring Member may assign the right to acquire the Interests to a spouse, lineal descendant, or an affiliated entity if the assignment is reasonably believed to be necessary to continue the existence of the Company as a limited liability company.

9.3 *Substituted Parties.* Any transfer in which the transferee becomes a fully substituted Member is not permitted unless and until:
(1) The transferor and transferee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to effect the transfer and to confirm the agreement of the permitted transferee to be bound by the provisions of this Agreement; and
(2) The transferor furnishes to the Company an opinion of counsel, satisfactory to the Company, that the transfer will not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Members.

9.4 *Death, Incompetency, or Bankruptcy of Member.* On the death, adjudicated incompetence, or bankruptcy of a Member, unless the Company exercises its rights under Section 9.5, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until Members holding a majority of the remaining ownership units of the Company admit the transferee as a fully substituted Member in accordance with the provisions of Section 9.3. On the death, adjudicated incompetence, or bankruptcy of a Member holding unvested ownership units of the Company, the transfer of the unvested ownership units shall be controlled by the terms of the unvested Member's Unit Restriction Agreement with the Company, and otherwise the unvested ownership units shall be eligible for immediate repurchase by the Company at a price of $0.01 per ownership unit.

9.4.1 Any transfer of Economic Rights pursuant to Section 9.4 will not include any right to participate in management of the Company, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition. Following any transfer of only the economic rights of a Member's interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members will be eliminated, and the Ownership Interests of the remaining Members, for purposes only of such votes, consents, and participation in management, will be proportionately increased until such time, if any, as the transferee of the Economic Rights becomes a fully substituted Member.

9.5 *Death Buy Out.* Notwithstanding the foregoing provision of Section 9, the Members covenant and agree that on the death of any Member, the Company, at its option, by providing written notice to the estate of the deceased Member within 180 days of the death of the Member, may purchase, acquire, and redeem the Interest of the deceased Member in the Company pursuant to the provision of Section 9.5.

9.5.1 The value of each Member's Interest in the Company will be determined on the date this Agreement is signed, and the value will be endorsed on Schedule 4 attached and made a part of this Agreement. The value of each Member's Interest may be redetermined by unanimous vote by the Members from time to time. The Members will use their best efforts to endorse those redetermined values on Schedule 4. The purchase price for a decedent Member's Interest shall be the most recently determined value of the Interest, provided that the value was determined within twelve months of the Member's death.

9.5.2 If the Members have failed to value the deceased Member's Interest within the prior two year period, the value of each Member's Interest in the Company on the date of death, in the first instance, will be determined by mutual agreement of the surviving Members and the personal representative of the estate of the deceased Member. If the parties cannot reach an agreement on the value within 30 days after the appointment of the personal representative of the deceased Member, then the surviving Members and the personal representative each must select a qualified appraiser within the next succeeding 30 days. The appraisers so selected must attempt to determine the value of the Company Interest owned by the decedent at the time of death based solely on their appraisal of the total value of the Company's assets and the amount the decedent would have received had the assets of the Company been sold at that time for an amount equal to their fair market value and the proceeds (after payment of all Company obligations) were distributed in the manner contemplated in Section 9. The appraisal may not consider and discount for the sale of a minority Interest in the Company. In the event the appraisers cannot agree on the value within 30 days after being selected, the two appraisers must, within 30 days, select a third appraiser. The value of the Interest of the decedent in the Company and the purchase price of it will be the average of the two appraisals nearest in amount to one another. That amount will be final and binding on all parties and their respective successors, assigns, and representatives. The costs and expenses of the third appraiser and any costs and expenses of the appraiser retained but not paid for by the estate of the deceased Member will be offset against the purchase price paid for the deceased Member's Interest in the Company.

9.5.3 Closing of the sale of the deceased Member's Interest in the Company will be held at the office of the Company on a date designated by the Company, not to be later than 90 days after agreement with the personal representative of the deceased Member's estate on the fair market value of the deceased Member's Interest in the Company; provided, however, that if the purchase price is determined by appraisals as set forth in Section 9.5.2, the closing will be 30 days after the final appraisal and purchase price are determined. If no personal representative has been

appointed within 60 days after the deceased Member's death, the surviving Members have the right to apply for and have a personal representative appointed.

9.5.4 At closing, the Company will pay the purchase price for the deceased Member's Interest in the Company. If the purchase price is less than $1,000.00, the purchase price will be paid in cash or personal check. If the purchase price is $1,000.00 or more, the purchase price may be paid in one of two ways:
(1) the entire purchase price in cash, bank cashier's check, or certified funds; or
(2)(a) $1,000.00 in cash, bank cashier's check, or certified funds; and
(b) The balance of the purchase price by the Company executing and delivering its promissory note for the balance, with interest at the prime interest rate stated by primary banking institution utilized by the Company, its successors and assigns, at the time of the deceased Member's death. Interest will be payable monthly, with the principal sum being due and payable in three equal annual installments. The promissory note will be unsecured and will contain provisions that the principal sum may be paid in whole or in part at any time, without penalty.

9.5.5 At the closing, the deceased Member's estate or personal representative must assign to the Company all of the deceased Member's Interest in the Company free and clear of all liens, claims, and encumbrances, and, at the request of the Company, the estate or personal representative must execute all other instruments as may reasonably be necessary to vest in the Company all of the deceased Member's right, title, and interest in the Company and its assets. If either the Company or the deceased Member's estate or personal representative fails or refuses to execute any instrument required by this Agreement, the other party is hereby granted the irrevocable power of attorney which, it is agreed, is coupled with an interest, to execute and deliver on behalf of the failing or refusing party all instruments required to be executed and delivered by the failing or refusing party.

9.5.6 On completion of the purchase of the deceased Member's Interest in the Company, the Ownership Interests of the remaining Members will increase proportionately to their then existing Ownership Interests.

9.5.7 In the case of any unvested ownership units of the Company held by a deceased Member, the transfer of the unvested ownership units shall be controlled by the terms of the deceased Member's Unit Restriction Agreement with the Company, and otherwise the unvested ownership units shall be eligible for immediate repurchase by the Company at a price of $0.01 per ownership unit.

SECTION 10
DISSOLUTION AND WINDING UP OF THE COMPANY

10.1 *Dissolution*. The Company will be dissolved on the happening of any of the following events:

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10.1.1 Sale, transfer, or other disposition of all or substantially all of the property of the Company;

10.1.2 The agreement of all of the Members;

10.1.3 By operation of law; or

10.1.4 The death, incompetence, expulsion, or bankruptcy of a Member, or the occurrence of any event that terminates the continued membership of a Member in the Company, unless there are then remaining at least the minimum number of Members required by law and all of the remaining Members, within 120 days after the date of the event, elect to continue the business of the Company.

10.2 *Winding Up*. On the dissolution of the Company (if the Company is not continued), the Members must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 3 of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

10.2.1 To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

10.2.2 To the payment and discharge of any Company debts and liabilities owed to Members; and

10.2.3 To Members in the amount of their respective adjusted Capital Account balances on the date of distribution; provided, however, that any then outstanding Default Advances (with interest and costs of collection) first must be repaid from distributions otherwise allocable to the Defaulting Member pursuant to Section 10.2.3.


SECTION 11
GENERAL PROVISIONS


11.1 *Amendments*. Amendments to this Agreement may be proposed by any Member. A proposed amendment will be adopted and become effective as an amendment only on the written approval of all of the Members.

11.2 *Governing Law*. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of Georgia (without regard to principles of conflicts of law).

11.3 *Entire Agreement; Modification.* This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement. For the avoidance of doubt, Members' Unit Restriction Agreements are referred to in this Agreement and constitute part of the Agreement for purposes of this paragraph. No modification or amendment of any provision of this Agreement will be binding on any Member unless in writing and signed by all the Members.

11.4 *Attorney Fees.* In the event of any suit or action to enforce or interpret any provision of this Agreement (or that is based on this Agreement), the prevailing party is entitled to recover, in addition to other costs, reasonable attorney fees in connection with the suit, action, or arbitration, and in any appeals. The determination of who is the prevailing party and the amount of reasonable attorney fees to be paid to the prevailing party will be decided by the court or courts, including any appellate courts, in which the matter is tried, heard, or decided.

11.5 *Further Effect.* The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

11.6 *Severability.* If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

11.7 *Captions.* The captions used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

11.8 *Notices*. All notices required to be given by this Agreement will be in writing and will be effective when (1) actually delivered; (2) sent by email, to the email addresses listed in Schedule 1 of this Agreement; or (3) when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members.

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date and year first above written.

MEMBERS:

Marshall Mosher
Printed/Typed Name   Signature

Daniel McBrayer
Printed/Typed Name   Signature

Jordan Burke
Printed/Typed Name   Signature

Listing of Members - Schedule 1

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR VESTIGO ADVENTURES, LLC

LISTING OF MEMBERS

As of ___02 / 17 / 2016___, the following is a list of Members of the Company:

Name	Address	Email
Marshall Mosher		marshall@vestigo.co marshall.mosher@gmail.com
Daniel McBrayer		daniel@vestigo.co dmcbrayer@gmail.com
Jordan Burke		jordan@vestigo.co pendragondevelopment@gmail.com

Authorized by Members as of ___02 / 17 / 2016___.

MEMBERS:

Marshall Mosher
Printed/Typed Name   Signature

Daniel McBrayer
Printed/Typed Name   Signature

Jordan Burke
Printed/Typed Name   Signature

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Listing of Capital Contributions - Schedule 2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR VESTIGO ADVENTURES, LLC

CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the Members' initial contribution to the Company capital is stated to be $4,000.00 The initial capital contribution, ownership units, and ownership interest of each Member is as follows:

Name	Initial Capital Contribution	Ownership Units	Ownership Interest
Marshall Mosher	$2,000.00	51.00	45.90%
Daniel McBrayer	$2,000.00	49.00	44.1%
Jordan Burke	$0.00	11.00	10%

Members' ownership units and ownership interests may be subject to vesting schedules and/or a right of repurchase held by the Company, as agreed to by the Members and the Company.

Authorized by Members as of __02 / 17 / 2016__ .

MEMBERS:

Marshall Mosher
Printed/Typed Name

Signature

Daniel McBrayer
Printed/Typed Name

Signature

Jordan Burke
Printed/Typed Name

Signature

Enterprise-Level Matters – Schedule 3

The Enterprise-Level Matters for the Company are as follows:

Company Operations:

(a) Approval of an annual operating budget;
(b) Hiring and firing of employees;
(c) Any transaction, the value of which exceeds $1,000.00;
(d) Indemnification of any Member, employee, independent contractor, or other agent of the Company;
(e) The delegation of duties, responsibilities, and/or authorities regarding any Enterprise-Level Matter;
(f) The addition or subtraction of matters to this list of Enterprise-Level Matters;

Members' Compensation and Ownership:

(g) Distributions to Members;
(h) Issuance of ownership units and/or dilution of existing ownership units;

Company Structure:

(i) The terms of any financing transaction for the Company;
(j) To merge or consolidate with, acquire all or substantially all of the assets of, or sell all or substantially all of the Company's assets to, another person or entity;
(k) Revision of this Operating Agreement; and
(l) Dissolution and/or winding down of the Company.

This Schedule 3 may be revised by unanimous consent and signature of all Members of the Company without otherwise revising the Operating Agreement.

Authorized by the Members as of   02 / 17 / 2016   .

MEMBERS:

Marshall Mosher
Printed/Typed Name

Signature

Daniel McBrayer

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Printed/Typed Name   Signature

Jordan Burke
Printed/Typed Name   Signature

Listing of Valuation of Members Interest - Schedule 4

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR VESTIGO ADVENTURES, LLC

VALUATION OF MEMBERS INTEREST

Pursuant to ARTICLE 8, the value of each Member's interest in the Company is endorsed as follows:

Name	Valuation	Signature
Marshall Mosher	$2,000.00	
Daniel McBrayer	$2,000.00	
Jordan Burke	$0.00	

Authorized by Members as of _____ 02 / 17 / 2016 _____.

MEMBERS:

Marshall Mosher
Printed/Typed Name   Signature

Daniel McBrayer
Printed/Typed Name   Signature

Jordan Burke
Printed/Typed Name   Signature

TITLE	Revised Operating Agreement
FILE NAME	Amended Vestigo A...nt Draft copy.pdf
DOCUMENT ID	7a485e7deb5cf279c21c9331477fecaf9c7a49a9
STATUS	● Completed

Document History



02/17/2016
19:34:45 UTC

Signed by Daniel McBrayer (dmcbrayer@gmail.com)
IP: 96.38.241.147



02/17/2016
19:35:01 UTC

Sent for signature to Marshall Mosher (marshall@vestigo.co)
and Jordan Burke (pendragondevelopment@gmail.com)
IP: 96.38.241.147



02/17/2016
19:36:18 UTC

Viewed by Jordan Burke (pendragondevelopment@gmail.com)
IP: 96.38.241.147



02/17/2016
19:37:04 UTC

Signed by Jordan Burke (pendragondevelopment@gmail.com)
IP: 96.38.241.147



02/22/2016
15:05:40 UTC

Viewed by Marshall Mosher (marshall@vestigo.co)
IP: 96.38.241.147



02/22/2016
15:08:43 UTC

Signed by Marshall Mosher (marshall@vestigo.co)
IP: 96.38.241.147



02/22/2016
15:08:43 UTC

The document has been completed.

▼ **HELLOSIGN**